                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              --------------------

                               PRIME RETAIL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    741570105
                                 (CUSIP Number)

                               Michael W. Reschke
                              77 West Wacker Drive
                                   Suite 4200
                                Chicago, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                             Robert J. Rudnik, Esq.
                                McGuireWoods, LLP
                        77 West Wacker Drive, Suite 4400
                                Chicago, IL 60601
                                 (312) 849-8100

                                December 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Reschke
-------------------------------------------------------------------------------
(2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES        7.     SOLE VOTING POWER - 3,104,847
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 2,331,672
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 3,104,847
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 2,331,672
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Individually beneficially owns (i) 199,548 shares of Common Stock, $0.01 par value per share, of the Issuer ("Common Stock"); (ii) 9,552 shares of Series B Preferred Stock, $0.01 par value per share, of the Issuer ("Preferred Stock"), which are immediately convertible into 11,424 shares of Common Stock; (iii) 2,568,876 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, at any time or, at the Issuer's election, cash of equivalent value; and (iv) certain options to purchase 324,999 shares of Common Stock, which options have already vested or will vest within 60 days. May be deemed to share beneficial ownership of: (i) 22,241 Common Units directly owned by PGLP, Inc., an Illinois corporation ("PGLPI");(ii) 750,000 Common Units directly owned by The Prime Group, Inc., an Illinois corporation ("PGI"); (iii) 961,085 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); and (iv) 598,346 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of his

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ability to control PGLPI, PGI, PG-II and PG-V. PGLPI is the managing general partner of PG-II and PG-V.
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES           / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Individually beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock, 2,568,876 Common Units and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock, exchange of the Common Units and exercise of all vested options, constitute approximately 6.7% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of approixmately: (i) 22,241 Common Units owned directly by PGLPI which, assuming exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock;
(ii) 750,000 Common Units owned directly by PGI which, assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock; (iii) 961,085 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; and (iv) 598,346 Common Units directly owned by PG-V which, assuming exchange of the Common nUits, constitute approximately 1.4% of the outstanding shares of Common Stock, by virtue of his ability to control PGLPI, PGI, PG-II and PG-V.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PGLP, Inc.
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b) |X|
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 22,241
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 1,559,431
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 22,241
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 1,559,431
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 22,241 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $.01 par value per share, of the Issuer ("Common Stock") at any time, or at the Issuer's election, cash of equivalent value. May be deemed to share beneficial ownership of: (i) 961,085 Common Units, owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); and (ii) 598,346 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of its position as managing general partner of each of PG-II and PG-V.
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 22,241 Common Units which, assuming exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of: (i) 961,085 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; and (ii) 598,346 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock, by virtue of its position as managing general partner of each of PG-II and PG-V.
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prime Group Limited Partnership
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)  |X|
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      None
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Prime Group, Inc.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 750,000
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 750,000
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 750,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 750,000 Common Units which assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Prime Group II, L.P.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 961,085
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 961,085
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  741570105
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group V, L.P.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 598,346
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 598,346
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 598,346 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 598,346 Common Units which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

Item 1. Security and Issuer.

            This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202.

            This Amendment No. 8 to Schedule 13D is filed by each of Michael
W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); The Prime Group, Inc., an Illinois corporation ("PGI"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); and Prime Group V, L.P., an Illinois limited partnership ("PG-V"). This Amendment No. 8 to Schedule 13D should be read in conjunction with the Report on Schedule 13D of Reschke, PGLPI, Prime Finance, Inc., an Illinois corporation, PGLP, Prime Financing Limited Partnership, an Illinois limited partnership, PG-II, Prime Group III, L.P., an Illinois limited partnership, Prime Group IV, L.P., an Illinois limited partnership, PG-V, and Prime Group VI, an Illinois limited partnership, originally filed on June 25, 1998, as amended by Amendment No. 1 to Schedule 13D filed on March 4, 1999, as amended by Amendment No. 2 to Schedule 13D filed on January 28, 2000, as amended by Amendment No. 3 to Schedule 13D filed on November 8, 2000, as amended by Amendment No. 4 to Schedule 13D filed on May 29, 2001, as amended by Amendment No. 5 to Schedule 13D filed on August 20, 2001, as amended by Amendment No. 6 to Schedule 13D filed on August 29, 2001, and as amended by Amendment No. 7 to Schedule 13D filed on September 30, 2002 (collectively, the "Schedule 13D").

Item 2. Identity and Background.

            (a) and (f). This Amendment No. 8 to Schedule 13D is filed by each of Reschke; PGLPI; PGLP; PGI; PG-II; and PG-V.

            Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 51.24% equity interest in PGLPI, which is the managing general partner of PG-II and PG-V; and (iii) owns an approximate 51.24% equity interest in PGI.

            (b)(i) The business address of each of Reschke, PGLPI, PGLP, PGI, PG-II and PG-V:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (ii) The business address of each person listed in paragraph
(c)(iii) of this Item 2, unless otherwise stated, is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (c)(i) Reschke is Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also a member of the Board of Directors of the Company, a publicly traded corporation that qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

            (ii) The principal business of each of PGLPI, PGLP, PGI, PG-II and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate.

            (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke) (see paragraph (c)(i) of this Item 2) of PGLPI and PGI:

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------

Gary J. Skoien ............... Vice President of PGLPI; Executive Vice
                               President and Chief Operating Officer of
                               PGI; President, Chief Executive Officer and
                               Chairman of the Board of Horizon Group
                               Properties, Inc.; Member of the Board of
                               Directors of the Company

Warren H. John (A)(B)......... Vice President and Assistant Secretary of PGLPI;
                               Vice President of PGI

Mark K. Cynkar.................Senior Vice President and Chief Financial
                               Officer of PGI; Vice President of PGLPI

Bohdan P. Hirniak ............ Vice President/Land Development Division of PGI

Edward J. John (A)(B)......... Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL  60004

Phillip E. Waters............. Vice President of PGI

Paul A. Roehri.................Vice President of PGLPI; Vice
                               President/Director of Accounting of PGI

--------------
(A) Director of PGLPI
(B) Director of PGI

            All of the executive officers and directors of PGLPI and PGI are citizens of the United States of America.

            (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGLPI and PGI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is supplemented in the following manner:

      On December 30, 2002, PGI caused PGLP to transfer 251,300 shares of Common Stock to Gary J. Skoien ("Skoien")in partial satisfaction of an obligation of PGI to Skoien in connection with Skoien's position as Executive Vice President and Chief Operating Officer of PGI. Skoien is a member of the Board of Directors of the Company.

Item 4.  Purpose of Transaction.

Item 4 is supplemented in the following manner:

      Other than as discussed above, none of Reschke, PGLPI, PGLP, PGI, PG-II or PG-V has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

      (a) Reschke beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, 2,568,876 Common Units and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock, exchange of the Common Units and exercise of all vested options, constitute approximately 6.7% of the total outstanding shares of Common Stock. PGLPI beneficially owns 22,241 Common Units which, assuming the exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock. PGI beneficially owns 750,000 Common Units which, assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock. PG-II beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock. PG-V beneficially owns 598,346 Common Units which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock.

      By virtue of his ability to control PGLPI, PGI, PG-II and PG-V, Reschke may be deemed to share beneficial ownership of the 22,241, 750,000, 961,085 and 598,346 Common Units owned by PGLPI, PGI, PG-II and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 961,085 and 598,346 Common Units directly owned by PG-II and PG-V, respectively, because PGLPI is the managing general partner of PG-II and PG-V.

      (b) Reschke has the sole power to direct the vote and disposition of 199,548 shares of Common Stock and 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, directly owned by Reschke. Reschke has the sole power to direct the vote of the 2,568,876 Common Units directly owned by Reschke. PGLPI has the sole power to direct the vote of the 22,241 Common Units directly owned by PGLPI. PGI has the sole power to direct the vote of the 750,000 Common Units directly owned by PGI. Each of PG-II and PG-V has the sole power to direct the vote and disposition of the

961,085 and 598,346 Common Units directly owned by PG-II and PG-V, respectively.

      By virtue of his ability to control PGLPI, PGI, PG-II and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 22,241, 750,000, 961,085 and 598,346 Common Units directly owned by PGLPI, PGI, PG-II and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 961,085 and 598,346 Common Units directly owned by PG-II and PG-V, respectively, because PGLPI is the managing general partner of PG-II and PG-V.

      (c) Except for the transfers discussed above in Item 4, none of Reschke, PGLP, PGLPI, PGI, PG-II or PG-V nor, to the best of their knowledge, any of the executive officers or directors of PGI or PGLPI, has effected any transaction in securities of the Company during the past 60 days.

      (d) Other than the following, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGLPI, PGI, PG-II or PG-V, except for Reschke, PGLPI, PGI, PG-II or PG-V:

            (1) Kemper Investors Life Insurance Company ("Kemper"), pursuant to a Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper (the "Original Kemper Pledge Agreement"), as amended from time to time and as amended and restated pursuant to the Amended and Restated Pledge and Security Agreement [Lake Travis] dated as of April 30, 2001, by and among PG-II, PGI and Kemper (as amended, the "Kemper Pledge Agreement");

            (2) Lumbermens Mutual Casualty Company ("LMCC"), pursuant to a Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC, as amended by the First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Pledge Agreement") (as amended, the "LMCC Pledge Agreement");

      (e) As a result of the transactions discussed in Items 3 and 4, PGLP is not deemed to be beneficial owner of more than 5% of the Common Stock of the Company. Exhibit XXVI, Amendment No. 1 to Joint Filing Statement, has been amended to reflect that PGLP is no longer a member of the filing group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is supplemented in the following manner:

      Pursuant to the Kemper Pledge Agreement, PG-II and PGI pledged, among other collateral, 961,085 Common Units to secure certain obligations of PG-II and PGI under the Limited Recourse Guaranty [Lake Travis] made as of March 22, 1994 in favor of Kemper (the "Original Kemper Guaranty"), as amended from time to time and as amended and restated pursuant to the Amended and Restated Limited Recourse Guaranty [Lake Travis] dated as of April 30, 2001, by and among PG-II, PGI and Kemper (as amended, the "Kemper Guaranty"), issued by PG-II and PGI with respect to credit support issued by Kemper for the benefit of an affiliate of PG-II and PGI.

      Pursuant to the LMCC Pledge Agreement, PG-V has currently pledged to LMCC 598,346 Common Units as security for the obligations of PG-V to LMCC under the Limited Recourse Guaranty [150 N. Riverside] made March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC (the "Original LMCC Guaranty"), as amended by the First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Guaranty") (as amended, the "LMCC Guaranty"), to secure the repayment of a loan note by LMCC to an affiliate of PG-V.

      The Original Kemper Pledge Agreement, the amendments thereto, the Amended and Restated Pledge and Security Agreement, the Original Kemper Guaranty, the First Amendment to Kemper Guaranty, the Amended and Restated Limited Recourse Guaranty, the LMCC Pledge Agreement, the First Amendment to LMCC Pledge Agreement, the Original LMCC Guaranty, and the First Amendment to LMCC Guaranty, are attached hereto as exhibits and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper*

      Exhibit II First Amendment to Pledge and Security Agreement [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper*

      Exhibit III Second Amendment to Pledge and Security Agreement [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper*

      Exhibit IV Third Amendment to Pledge and Security Agreement [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

      Exhibit V Fourth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper*

      Exhibit VI Fifth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper*

      Exhibit VII    Seventh Amendment to Pledge and Security Agreement
                     [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper*

      Exhibit VIII   Eleventh Amendment to Pledge and Security Agreement
                     [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper*

      Exhibit IX Amended and Restated Pledge and Security Agreement [Lake Travis] dated as of April 30, 2001 by and among PG-II, PGI and Kemper*

      Exhibit X Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper*

      Exhibit XI First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper*

      Exhibit XII Amended and Restated Limited Recourse Guaranty [Lake Travis] made by PG-II and PGI as of April 30, 2001 in favor of Kemper*

      Exhibit XIII Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC*

      Exhibit XIV First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC*

      Exhibit XV Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC*

      Exhibit XVI First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective September 1, 1995 by and between PG-V and LMCC*

      Exhibit XVII Joint Filing Statement, dated as of November 7, 2000 by and among Reschke, PGLPI, The Prime Group, Inc., Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI*

      Exhibit XVIII Amendment 1 to Joint Filing Statement, dated as of September 30, 2002 by and among Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI*

      Exhibit XIX Amendment 2 to Joint Filing Statement, dated as of January 17, 2003 by and among Reschke, PGLPI, PGI, PGLP, PG-II and PG-V

      -----------
      *Previously filed

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.




                                          /s/ Michael W. Reschke
                                          -------------------------------------
                                          Michael W. Reschke
                                          Dated:  January 17, 2003

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.

                                          PGLP, INC.


                                          /s/ Michael W. Reschke
                                          -------------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  President
                                          Dated:  January 17, 2003

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.

                                          PRIME GROUP LIMITED PARTNERSHIP


                                          /s/ Michael W. Reschke
                                          -------------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  Managing General Partner
                                          Dated:  January 17, 2003

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.

                                          The Prime Group, Inc.


                                          /s/ Michael W. Reschke
                                          -------------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  President
                                          Dated:  January 17, 2003

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.

                                          PRIME GROUP II, L.P.
                                          By:  PGLP, Inc., its managing general
                                               partner


                                          By:  /s/ Michael W. Reschke
                                               --------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  President
                                          Dated:  January 17, 2003

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to
Schedule 13D is true, complete and correct.

                                          PRIME GROUP V, L.P.
                                          By:  PGLP, Inc., its managing general
                                               partner


                                          By:  /s/ Michael W. Reschke
                                               --------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  President
                                          Dated:  January 17, 2003

                                  EXHIBIT INDEX

Exhibit No.                               Document
Exhibit I                                 Pledge and Security Agreement [Lake Travis] dated as of March
                                          22, 1994 by and between PG-II and Kemper*

Exhibit II                                First Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of August 31, 1994 by and between PG-II and
                                          Kemper*

Exhibit III                               Second Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of June 12, 1995 by and between PG-II and
                                          Kemper*

Exhibit IV                                Third Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

Exhibit V                                 Fourth Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of April 9, 1997 by and between PG-II and
                                          Kemper*

Exhibit VI                                Fifth Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of April 7, 1998 by and between PG-II and
                                          Kemper*

Exhibit VII                               Seventh Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of September 30, 1998 by and between PG-II and Kemper*

Exhibit VIII                              Eleventh Amendment to Pledge and Security Agreement [Lake
                                          Travis] dated as of December 20, 1999 by and between PG-II and Kemper*

Exhibit IX                                Amended and Restated Pledge and Security Agreement [Lake
                                          Travis] dated as of April 30, 2001 by and among PG-II, PGI and Kemper*

Exhibit X                                 Limited Recourse Guaranty [Lake Travis] made by PG-II as of
                                          March 22, 1994 in favor of Kemper*

Exhibit XI                                First Amendment to Limited Recourse Guaranty dated as of
                                          August 31, 1994 by and between PG-II and Kemper*

Exhibit XII                               Amended and Restated Limited Recourse Guaranty [Lake Travis]
                                          by PG-II and PGI as of April 30, 2001 in favor of Kemper*

Exhibit XIII                              Pledge and Security Agreement [150 N. Riverside] dated as of
                                          March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC*


                                       22

Exhibit XIV                               First Amendment to Pledge and Security Agreement [150 N.
                                          Riverside] effective as of September 1, 1995 by and between
                                          PG-V and LMCC*

Exhibit XV                                Limited Recourse Guaranty [150 N. Riverside] made as of March
                                          22, 1994 by KILICO Realty Corporation and Kemper in favor of
                                          LMCC*

Exhibit XVI                               First Amendment to Limited Recourse Guaranty [150 N.
                                          Riverside] effective September 1, 1995 by and between PG-V and LMCC*

Exhibit XVII                              Joint Filing Statement, dated as of November 7, 2000 by and among Reschke, PGLPI, The Prime Group, Inc., Prime Finance,
                                          PGLP, PFLP, PG-II, PG-V and PG-VI*

Exhibit XVIII                             Amendment 1 to Joint Filing Statement, dated as of September
                                          30, 2002 by and among Reschke, PGLPI, PGI, Prime Finance,
                                          PGLP, PFLP, PG-II, PG-V and PG-VI*

Exhibit XIX                               Amendment 2 to Joint Filing Statement, dated as of January
                                          17, 2003 by and among Reschke, PGLPI, PGI, PGLP, PG-II and
                                          PG-V

*Previously filed


                                       23